SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34881; 812-15373

DoubleLine ETF Trust, et al.

April 10, 2023

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application: The requested exemption would permit Applicants (as defined below) to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval and would grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisers.

Applicants: DoubleLine ETF Trust (the "Trust"), a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series, which include the DoubleLine Opportunistic Bond ETF and the DoubleLine Shiller CAPE® U.S. Equities ETF (each series a "Fund" and collectively the "Funds"), and DoubleLine ETF Adviser LP, a Delaware limited partnership registered as an investment adviser under the Investment Advisers Act of 1940 that serves as investment adviser to the Funds (collectively with the Trust, the "Applicants").

Filing Dates: The application was filed on July 25, 2022 and amended on November 2, 2022 and January 20, 2023.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 5, 2023, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: John J. O'Brien, john.obrien@morganlewis.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Laura L. Solomon, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended and restated application, dated January 20, 2023, which may be obtained via the Commission's website by searching for the file number, using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

       For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary